UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February 2017

Commission File Number: 001-37643

KITOV PHARMACEUTICALS HOLDINGS LTD.

(Translation of registrant's name into English)

One Azrieli Center, Round Tower, 23rd Floor,

132 Menachem Begin Road, Tel Aviv 6701101, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

On January 13, 2017, Kitov Pharmaceuticals Holdings Ltd. (the “Company” or the “Registrant”) announced that it had acquired a controlling interest in TyrNovo Ltd., a privately held Israeli company (“TyrNovo”), from GHP Partners Ltd (“GHP”). Pursuant to the terms of the transaction, the Company issued GHP 11,292,508 ordinary shares of the Company (the “Consideration Shares”) and will pay GHP aggregate cash proceeds of $2 million (the “Cash Consideration”) in exchange for 9,570 ordinary shares in TyrNovo, representing approximately a 56% interest in TyrNovo (the “Completed TyrNovo Acquisition”). $1,200,000 of the Cash Consideration, and all of the Consideration Shares will be held in escrow in order to ensure the fulfillment of certain post-closing undertakings and to satisfy indemnification claims and other liabilities the Company may become subject to as a result of the Completed TyrNovo Acquisition. The Company further announced that it may acquire additional equity stakes in TyrNovo from TyrNovo’s minority shareholders in exchange for additional ordinary shares of the Company, in amounts to be determined with such shareholders. Concurrent with the closing of the Completed TyrNovo Acquisition, on January 13, 2017 GHP resigned from its position of sole director of TyrNovo Ltd. On January 16, 2017, in connection with the Completed TyrNovo Acquisition, Mr. Simcha Rock, the Company’s Chief Financial Officer, was appointed the sole director of TyrNovo Ltd.

On January 19, 2017, the Tel Aviv District Court (Economic Division) issued a temporary interlocutory injunction (the “Injunction”), in response to a motion filed on January 19, 2017 by Taoz – Company for Management and Holdings of Companies Ltd. (“Taoz”), a shareholder owning 534 shares (representing 3.12%) in TyrNovo (hereinafter, the “Motion”). The Motion was filed ex parte against the Company, TyrNovo, GHP and Katzenell Dimant Trustees Ltd., the escrow agent with respect to the Consideration Shares which are required to be held in escrow subsequent to closing in accordance with the terms of the Completed TyrNovo Acquisition. Taoz filed the Motion, alleging certain rights as a minority shareholder in TyrNovo and contractual rights with GHP pursuant to a non-binding term sheet executed on July 11, 2016 by and among Taoz, TyrNovo, and GHP. In the Injunction, the Court enjoined the Company and GHP from continuing with any actions to complete the Completed TyrNovo Acquisition, but only to the extent that the Completed TyrNovo Transaction had not yet closed. The Court rejected the Motion with respect to all the additional temporary interlocutory injunctive relief sought by Taoz.

On February 9, 2017, the Company, TyrNovo and Taoz entered into a settlement arrangement in connection with the Motion, which was approved by the Board of Directors of the Company, pursuant to which the following agreements were signed:

1)	A Waiver and Release Agreement among the Company, TyrNovo and Taoz pursuant to which the parties agreed, amongst other matters, to:

i.	Taoz’s consent to dismiss with prejudice any and all proceedings against the Company and TyrNovo in connection with the Motion;

ii.	mutual settlement with respect to court costs;

iii.	a grant by Taoz of an irrevocable waiver and release to the Company and TyrNovo, as well as their respective affiliated parties for any and all damages Taoz may, now or in the future, have against them in connection with the Completed TyrNovo Acquisition; and

iv.	an irrevocable waiver by the Company to Taoz for any claims and/or demands it may, now or in the future, have against Taoz and/or any director of TyrNovo nominated by Taoz, for any acts or omissions by TyrNovo during the period of time preceding the execution of Waiver and Release Agreement.

2)	A Binding Term Sheet between TyrNovo, Taoz and the Company pursuant to which the parties agreed, amongst other matters,

i.	that Taoz is entitled to be issued an additional 77 ordinary shares of TyrNovo, representing 0.4% of the issued and outstanding share capital of TyrNovo immediately following this issuance, within thirty (30) days from February 9, 2017;

2

ii.	that Taoz shall have the right during a period commencing upon February 9, 2017 and ending upon the earlier of: (1) the lapse of 60 days from the day on which TyrNovo notifies Taoz in writing, of a notice by the board of TyrNovo (a “Milestone Notice”) stating that a U.S. FDA approval to commence a Phase I clinical trial has been obtained, or; (2) 30 months from February 9, 2017, to invest an additional US$750,000 (the “Deferred Investment”) to be provided to TyrNovo by way of a convertible loan; the principal amount of the convertible loan shall bear interest at a rate per annum of LIBOR + 6% in the event of US$ loans, and Prime + 6% in the event of NIS loans, compounded annually, from the date on which Taoz made the loan and until the date of conversion or repayment thereof; repayment of the loan amount shall be made, unless automatically converted prior to the Repayment Date, upon the earliest of: (a) 6 months following the date of the publication by TyrNovo of the official results of the Phase I clinical trials; (b) 36 months from the date of first transfer to TyrNovo by Taoz of the funding under the Convertible Loan; (c) immediately prior to an Exit Event (defined as either a qualified initial public offering of TyrNovo or the consummation of a merger or sale of all or substantially all of TyrNovo’s assets or share capital); or (d) an Event of Default (as defined in the Binding Term Sheet); the earliest of the events detailed above are referred to as the "Repayment Date"; in the event that prior to the Repayment Date TyrNovo shall raise additional funds in an amount of not less than US$1,000,000 in consideration for shares of TyrNovo from an investor who is not, on February 9, 2017, a shareholder in TyrNovo (the "Next Financing Round"), then, immediately prior to the Next Financing Round, the loan amount shall automatically convert into ordinary shares of TyrNovo at a price per share which shall be the lower of (i) a price per share reflecting a 30% discount off the price per share paid in the Next Financing Round by the investor and (ii) a price per TyrNovo share reflecting a TyrNovo company valuation of $13,500,000 divided by the number of issued and outstanding shares of TyrNovo as of February 9, 2017; during the period commencing 14 days before the Repayment Date and ending 7 days before the Repayment Date, provided that the loan amount was not converted automatically as set forth above, the lender may, at its election, convert the loan amount into ordinary shares of TyrNovo at a loan conversion price equal to a price per TyrNovo share reflecting a TyrNovo company valuation of $13,500,000 divided by the number of issued and outstanding shares of TyrNovo as of February 9, 2017;

iii.	that upon issuance of preferred shares by TyrNovo in the future, each of Taoz and/or the Company shall have the right, only upon the first time that TyrNovo issues such preferred shares, to notify TyrNovo that it wishes to convert all ordinary TyrNovo shares issued to Taoz under the Binding Term Sheet and the TyrNovo ordinary shares held by the Company in an amount not exceeding twice the number of TyrNovo shares initially acquired by Taoz, or converted by Taoz by virtue of the conversion as set forth in clause ii. above, into such preferred shares, provided that the preference with respect to each preferred share of Taoz and the Company shall be equal to the actual purchase price for which these TyrNovo shares were issued;

iv.	to an option granted to Taoz to invest in TyrNovo in an amount of up to US$1,000,000 for TyrNovo ordinary shares, pursuant to a convertible loan which may be exercised until the earlier of (1) the lapse of 30 months from February 9, 2017; (2) an Exit Event or (3) the lapse of 60 days following TyrNovo’s Milestone Notice;

v.	to the grant to Taoz of certain director appointment rights with respect to the board of directors of TyrNovo until the earlier of (1) such time in which the option set forth in item (iv) above is exercised or expired and is no longer exercisable and the shares in TyrNovo held by Taoz constitute less than 8.9% of the issued and outstanding share capital of TyrNovo (including a mechanism for calculating the conversion of any convertible loans for the purposes of this threshold); and (2) immediately prior to an Exit Event;

vi.	that until an Exit Event, the grant to Taoz of registration rights for its TyrNovo shares upon grant by TyrNovo in the future of registration rights to any of its shareholders with respect to securities of TyrNovo, under the same terms and conditions, and in accordance with the same registration rights agreement(s), that such right was granted to such other shareholder(s) of TyrNovo; and

vii.	that until an Exit Event, and notwithstanding the higher threshold set forth under TyrNovo’s Articles of Association currently in effect, Taoz shall have the right to purchase its pro rata share of Additional Securities (as defined in the Binding Term Sheet) that TyrNovo may, from time to time, propose to sell and issue.

3

3)	A Shareholders Agreement between the Company and Taoz, including, amongst others, the following matters:

i.	an undertaking by the Company to finance any future working capital requirement of TyrNovo, up to an amount of $1,000,000, of which the amount of $750,000 shall be provided to TyrNovo no later than 30 days from February 9, 2017, and $250,000 pursuant to a business plan to be approved by the Board of Directors of TyrNovo no later than May 9, 2017, and such financing by the Company shall be provided by way of Convertible Loan (as defined in the Binding Term Sheet);

ii.	in the event that the Milestone (as defined in the Binding Term Sheet) is achieved, and Taoz did not invest the Deferred Investment then the Company shall have the right, for a period of 60 days, to acquire all of the Taoz's holdings in TyrNovo at a price per share of US$476.48;

iii.	in the event that the Company increases its shareholdings in TyrNovo, through the purchase of additional shares from TyrNovo’s current shareholders, by more than 1,500 shares of TyrNovo until February 9, 2018, then Taoz shall have the option within 14 days of the notification by the Company of such purchases to purchase up to 30% of such newly acquired shares in TyrNovo, and if it does so elect, Taoz shall be obligated to purchase from the Company, within a period of 12 months of delivery to the Company of the notice of such election, such shares so elected to acquire at the New Shares PPS (as defined below); and, in the event Taoz fails to purchase such shares it so elected to acquire from the Company, Taoz shall immediately transfer to the Company, as liquidated damages, for no consideration to be paid by the Company, such number of securities equal to 20% of the amount of the shares it so elected to acquire from the Company and which Taoz has failed to purchase, out of the shares in TyrNovo then held by Taoz; the "New Shares PPS" shall mean, (1) in the event that the newly acquired TyrNovo shares are purchased by the Company, in whole or in part, in consideration for shares of the Company, then during a period of six months from the acquisition date by the Company, an amount, in cash equal to US$350 per TyrNovo share, and during a period commencing as of the lapse of six months and until the lapse of 12 months from the acquisition date by the Company, an amount, in cash equal to US$403 per TyrNovo share, and (2) in the event that all the newly acquired TyrNovo shares are purchased by the Company for cash consideration only, then an amount, in cash, equal to 104% of the price per TyrNovo share actually paid by the Company as consideration for such TyrNovo shares;

iv.	until an Exit Event, Taoz shall have a right of first refusal with respect to any transfer by the Company (or a permitted transferee thereof) of its shares in TyrNovo up to its Pro Rata Share (as defined in the Binding Term Sheet);

v.	until an Exit Event, in the event that Taoz did not purchase the offered shares under the right of first refusal as set forth above, Taoz shall have a right to participate in such transfer, by selling up to its Pro Rata Share of the TyrNovo shares proposed to be sold by the Company, on the same terms and conditions, for receipt of the same type of consideration, provided that such transfer is completed by the Company;

vi.	until the earliest of (1) the lapse of 30 months from February 9, 2017; (2) the execution of investment agreements by TyrNovo with an external non-affiliated investor (other than the Company or company controlled by the Company), according to which TyrNovo shall issue 10% or more of its issued share capital immediately prior to such issuance, (3) immediately prior to an Exit Event, or (4) the lapse of 60 days following TyrNovo's Milestone Notice, the Company shall not make any transfer of shares in TyrNovo, except for up to 15% of the issued share capital of TyrNovo or a transfer to a Permitted Transferee (as defined in the agreement); and

vii.	the Company provides to Taoz a put option to sell to the Company up to 50% of the TyrNovo shares issued to Taoz through its investments in TyrNovo as set forth in the Binding Term Sheet, or of any shares actually acquired by Taoz from the Company in accordance with item (iii) above, exercisable during a period of 90 days from the publication by TyrNovo of the results of the Phase I clinical trials, for a price per TyrNovo share equal to US$1,600, which subject to receipt by the Company of an exercise notice from Taoz, such price shall be paid, 40 days after the delivery of the exercise notice, and subject to all required regulatory and corporate approvals, in (1) ordinary shares of the Company, at a price per share value (for each Company share) equal to the higher of (a) NIS 1.824 (subject to adjustments due to stock split and combination) and (b) the average price of the shares of the Company at the closing of trade on the Tel Aviv Stock Exchange during a period of 30 days following the lapse of the exercise period, or, at the Company’s sole discretion, (2) in cash; upon the expiration of the 90 day exercise period, the put option, if not exercised by Taoz, shall expire and no longer be valid.

4

GHP and Taoz reached a settlement agreement in connection with the claims of Taoz towards GHP (and its affiliates).

On February 9, 2017, the Court entered a final judgement confirming the settlement arrangements amongst Taoz, TyrNovo and the Company, as well as between Taoz and GHP (and its affiliates).

On February 10, 2017, the Company issued a press release in connection with the settlement arrangements “Kitov Announces Settlement Agreement with Minority Shareholder of Recently Acquired TyrNovo”, which is attached hereto as Exhibit 99.1.

Exhibit 99.1	Press Release

Any securities which have been and/or may be offered by the Company to shareholders of TyrNovo Ltd. have not been, and will not be, registered under the U.S. Securities Act or any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, United States persons absent registration or any applicable exemption from the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws.

This announcement does not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor in any other jurisdiction, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

Forward-Looking Statements and the Company's Safe Harbor Statement

Certain statements in this Report on Form 6-K are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully acquire, develop or commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our Registration Statements on Form F-3 filed with the U.S. Securities and Exchange Commission (the "SEC") (file numbers 333-211477, 333-207117, and 333-215037), in our Annual Report on Form 20-F for the year ended December 31, 2015 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under "Risk Factors" in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, http://www.sec.gov.

This Form 6-K, excluding Exhibit 99.1, is incorporated by reference into each of the Registrant’s Registration Statements on Form F-3 filed with the Securities and Exchange Commission on December 12, 2016 (Registration file numbers 333-207117, 333-211477 and 333-215037) and the Registrant’s Registration Statement on Form S-8 filed with the Securities and Exchange Commission on May 20, 2016 (Registration file number 333-211478).

5

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KITOV PHARMACEUTICALS HOLDINGS LTD.

February 10, 2017	By:	/s/ Avraham Ben-Tzvi
Avraham Ben-Tzvi
General Counsel & Company Secretary

6